UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

 Commission file number 1-9305

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.
One Financial Plaza
501 N. Broadway
St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements as of
December 31, 2003 and 2002 and for the
Year Ended December 31, 2003,
Supplemental Schedules as of and for the
Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003:
Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets Held for Investment Purposes Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.	8
Signatures	9
Exhibit Index	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Trustees
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit-Sharing 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 25, 2004

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments, at fair value	$ 52,979,971	$ 38,232,756
Participant loans receivable	1,159,135	1,093,022
Employer's contribution receivable	- -	46
Participants' contribution receivable	- -	10,252

NET ASSETS AVAILABLE FOR BENEFITS	$ 54,139,106	$ 39,336,076

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Net appreciation in fair value of investments	$ 10,862,238
Participants' contributions	5,569,206
Employer's contributions-net of forfeitures	416,483
Interest income	305,503

Total additions	17,153,430

DEDUCTIONS:
Benefits paid to participants	(2,307,762)
Other	(42,638)

Total deductions	(2,350,400)

NET INCREASE	14,803,030

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year	39,336,076

NET ASSETS AVAILABLE FOR BENEFITS-End of year	$ 54,139,106

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF THE PLAN

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") (formerly the Stifel, Nicolaus Profit Sharing Fund) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General -The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. CG Trust Company serves as the Plan trustee and custodian. CIGNA Retirement & Investment Services ("CIGNA") served as the Plan administrator. The Plan meets the requirements of a 401(k) plan under the Internal Revenue Code of 1954, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible Participants -Employees are eligible to participate in the Plan the first of the month following 31 days of employment.

Participant Contributions -Employees are eligible to contribute an amount from 1% to 100% of their eligible compensation in increments of 1%, subject to Internal Revenue Service limitations. Effective January 1, 2002, the Plan added a catch-up contribution option pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001. The catch-up contribution allowed employees who reach age 50 or more during the calendar year to make a catch-up contribution to the Plan of up to $2,000 in 2003.

Company Contributions -The Plan includes a matching contribution by the Company, which is determined at the beginning of each plan year by the Board of Directors of the Company. The matching contribution for the year ended December 31, 2003 was 50% of the first $1,000 contributed by the participant. Matching contributions are allocated to investment options based on the participants' elections at the time of contribution.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year using a combination of two methods: on a per capita basis and on the basis of participants' contributions. There were no discretionary contributions in 2003.

Loans to Participants - The Plan has a provision to allow loans to participants of the Plan if the Trustees determine a participant qualifies for such loan. The loans are limited to the lesser of $50,000 or 50% of the vested portion of the participant's accounts under the Plan. The repayment period shall not exceed five years, unless such loan is used to acquire a dwelling unit, which will be used as the principal residence of the participant, in which case the repayment period shall not exceed ten years, and interest is charged at prime rate plus one percent. The borrowing participants are charged an initial processing fee and a monthly service charge for each month the loan is outstanding.

Investment Options -Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the then available investment options.

The investment options as of December 31, 2003 and 2002 are as follows:
  Actively Managed (Core) Bond (removed in 2003)
  CIGNA Lifetime 60
  CIGNA Lifetime 50
  CIGNA Lifetime 40
  CIGNA Lifetime 30
  CIGNA Lifetime 20
  S&P 500 Index
  AIM Premier Equity Fund
  Templeton Foreign Account
  Stifel Financial Corp. Common Stock
  CIGNA Direct Fund
  Guaranteed Income Fund
  Large Cap Growth/Goldman Sachs Fund
  Small Cap Growth/Timessquare Fund
  Invesco Dynamics
  Lazard Equity Account
  Small Cap Value/Perkins, Wolf, McDonnell Fund (formerly Small Cap Value/Berger)
  Large Cap Value/Wellington Management
  Waddell & Reed Accumulative Class A Shares
  Large Cap Growth/Dresdner RCM
  Mid Cap Value/Wellington Management
  Mid Cap Growth/Artisan Partners
  Timessquare High Grade Bond Fund (added in 2003)
  The Investment Company of America (added in 2003)

For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

Participant Accounts -Participants are given the options to change their deferral percentages, change investment elections for future contributions and may transfer any existing balances among the offered funds at any time.

Vesting -Effective January 1, 2002, the vesting period for Company contributions was changed from a four year to a three year cliff vesting schedule. The three year cliff vesting schedule was retroactive for Company contributions to participants who were still actively employed on January 1, 2002. Participants are fully vested in their individual contributions at all times.

Payment of Benefits -Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability, or death will receive the vested balance in their individual account in a lump sum, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary. Effective January 1, 2002, the Plan added a hardship withdrawal option pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001.

Forfeited Plan Assets -Effective January 1, 2002, if a participant forfeits any unvested balances in their account, these Plan assets are reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to cover Plan expenses and finally to reduce the Company match. The amount of forfeitures used to reduce the Company match in 2003 was $26,937.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -The financial statements of the Plan are prepared on an accrual basis.

Investment Valuation and Income Recognition -All investments are stated at fair value based upon quoted market prices except for loans to participants, which are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets, the net appreciation/(depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits -Benefits are recorded when paid.

Use of Estimates -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3. RIGHT TO TERMINATE THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in their accounts and the assets are distributed to the participants on the basis of the value of each participant's account as of the date of termination.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Plan administrator. The common stock of Stifel Financial Corp., the parent of the Company, is also an investment option. Plan wide administrative expenses are paid by the Company. Fees specific to participants' accounts are paid by the participant to CIGNA. In 2003, these fees totaled $42,638.

5. INVESTMENTS

The fair value of individual investments that represent five percent or more of the Plan's net assets available for plan benefits are as follows:

	2003	2002

Guaranteed Income Fund	$ 8,259,422	$ 6,647,459
Small Cap Growth/Timessquare Fund	6,127,712	4,377,596
CIGNA Direct Fund	5,555,984	3,661,342
AIM Premier Equity Fund	4,833,633	5,171,990
Templeton Foreign Account	3,753,757	2,849,007
Large Cap Growth/Goldman Sachs Fund	3,709,083	3,056,116
Stifel Financial Corp. Common Stock (greater than 5% only in 2003)	3,617,843	1,761,361
Lazard Equity Account	3,045,820	3,259,700

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net Appreciation in Fair Value	2003

Mutual funds	$ 7,862,299
Stifel Financial Corp. Common Stock	1,544,880
Direct fund	1,455,059

$ 10,862,238

6. INCOME TAX STATUS

The Internal Revenue Service has ruled, as of the most recent opinion letter dated February 6, 2002, that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

7. SUBSEQUENT EVENTS

On April 1, 2004, CIGNA Corporation completed the sale of its retirement benefits business to Prudential Financial, Inc. As a result of the sale, Prudential Financial, Inc. established Prudential Retirement ("Prudential") to provide retirement services to customers and serve as the Plan administrator. The transition of administrators from CIGNA to Prudential did not affect the net assets or administration of the Plan.

* * * * * *

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

(a)	(b)	(c)	(d)
		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party		Fair Value

*	CIGNA Lifetime 60	Mutual Fund (2,842 shares)	$ 59,200
*	CIGNA Lifetime 50	Mutual Fund (4,784 shares)	106,059
*	CIGNA Lifetime 40	Mutual Fund (8,971 shares)	201,096
*	CIGNA Lifetime 30	Mutual Fund (6,450 shares)	151,013
*	CIGNA Lifetime 20	Mutual Fund (4,188 shares)	97,209
*	S&P 500 Index	Mutual Fund (29,024 shares)	1,816,639
	AIM Premier Equity Fund	Mutual Fund (115,292 shares)	4,833,633
	Templeton Foreign Account	Mutual Fund (232,038 shares)	3,753,757
*	Stifel Financial Corp. Common Stock	Common Stock (185,530 shares)	3,617,843
*	CIGNA Direct Fund	Mutual Fund (5,555,984 shares)	5,555,984
*	Guaranteed Income Fund	Mutual Fund (232,429 shares)	8,259,422
	Large Cap Growth/Goldman Sachs Fund	Mutual Fund (362,461 shares)	3,709,083
	Small Cap Growth/Timessquare Fund	Mutual Fund (316,019 shares)	6,127,712
	Invesco Dynamics	Mutual Fund (63,853 shares)	1,369,705
	Lazard Equity Account	Mutual Fund (112,577 shares)	3,045,820
	Small Cap Value/Perkins, Wolf, McDonnell
	Fund	Mutual Fund (120,702 shares)	2,455,627
	Large Cap Value/Wellington Management	Mutual Fund (117,679 shares)	1,207,191
	Waddell & Reed Accumulative Class A Shares	Mutual Fund (23,736 shares)	156,758
	Large Cap Growth/Dresdner RCM	Mutual Fund (38,347 shares)	252,578
	Mid Cap Value/Wellington Management	Mutual Fund (93,247 shares)	1,357,709
	Mid Cap Growth/Artisan Partners	Mutual Fund (92,894 shares)	831,065
	Timessquare High Grade Bond Fund	Mutual Fund (103,781 shares)	1,459,074
	The Investment Company of America	Mutual Fund (88,743 shares)	2,555,794
			52,979,971
	Participant loans receivable	Promissory notes, interest rates
		from 5.00% to 10.50%; maturity
		dates through October 2013	1,159,135
	Total		$ 54,139,106

	* Represents party-in-interest transactions.

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Stifel, Nicolaus Profit Sharing 401(k) Plan (Name of Plan)

Date: June 28, 2004	By /s/ Bernard N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES

EXHIBIT INDEX

December 31, 2003

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm